Palmer Square Opportunistic Income Fund
2000 Shawnee Mission Parkway
Suite 300
Mission Woods, Kansas 66205

August 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:  Anu Dubey

Re:
Palmer Square Opportunistic Income Fund (the “Fund”):  Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2 as Filed August 28, 2014 (File Nos. 333-196094 and 811-22969)

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on Friday, August 29, 2014, or as soon as practicable thereafter.

In connection with this request, Foreside Fund Services, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

Palmer Square Opportunistic Income Fund		Foreside Funds Services, LLC

/s/ Gary Henson		/s/ Mark Fairbanks
By:	Gary Henson	By:	Mark Fairbanks
Title:	President (principal executive officer)	Title:	President